EXHIBIT 99.1

Complexity Gaming, a GameSquare Esports Company, Renews Partnership with Miller Lite

Gamesquare extends the partnership between Complexity Gaming and Miller Lite for the fourth consecutive year

January 19, 2023, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), is pleased to announce that Complexity Gaming has renewed its partnership with Miller Lite for the fourth consecutive year, reflecting the power of Complexity’s brand within the esports market, and Miller Lite’s commitment to supporting the gaming community and culture.

“Since 2019, we have built a powerful partnership with Miller Lite and we are excited to extend our collaboration with one of the best-known global brands,” said Justin Kenna, CEO of GameSquare. “Partnerships are a key component of our growth strategy, which is helping increase our mix of reoccurring revenue opportunities.  Leading brands like Miller Lite are continually coming to the GameSquare family of companies because of our ability to connect brands with gaming and esports fans through our vertically integrated platform of esports teams, digital agencies, media network, content production, and merchandise design assets.”

“Miller Lite is so excited to extend its strategic partnership with Complexity Gaming,” said James Nanney, Senior Marketing Manager of Miller Lite. “Miller Time means connecting with friends and family over an ice-cold beer, and we know that gaming provides opportunities to cultivate those same connections. As the leading esports brand, Complexity has been a phenomenal partner in helping bring those moments to the gaming community.”

The renewing partnership between the two organizations expands several exciting elements, including sponsorship of the Miller Lite Player Lounge within Complexity’s shared headquarters with the Dallas Cowboys at The Star in Frisco, Texas. The Miller Lite Player Lounge is a dedicated area for players to relax with one another as well as with coaches and the management team. The private space will also feature a video wall, where Complexity can watch and support other esports teams during competitions. Ice-cold Miller Lite will be available on tap for of-age players to celebrate big wins responsibly. Additionally, Miller Lite will be featured on select Complexity streams, social media posts, and merchandising, as well as custom video content.

Complexity Gaming was acquired by GameSquare Esports in June of 2021. Since then, GameSquare has invested in Complexity’s platform by signing leading streamers and content creators including TimTheTatman, Cloakzy, and the Baka Bros, and has strived to continue to add female content creators which are now at parity with male creators. The organization has launched Complexity Stars, the world’s first gaming division for celebrities and professional athletes, and a female and non-binary Valorant team, GX3, that competes in the VCT Game Changers program. As a result of these investments in Complexity Gaming, the aggregate following for Complexity has grown from approximately ten million, to more than 105 million and continues to expand with the addition of new talent, teams, and Complexity Stars members. The rapid growth of the audience has provided scale and amplified brand awareness including a multi-year sponsorship between Complexity Gaming and Lenovo. The sponsorship with Lenovo made it the exclusive desktop and laptop PC provider and Complexity’s Frisco-based headquarters, named the Lenovo Legion Esports Center.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

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About Miller Brewing Company

Miller Brewing Company was founded in 1855 by Frederick J. Miller when he purchased the Plank Road Brewery in Milwaukee, a city he chose as the best place for a brewery given its access to great water. Miller Lite, the original great-tasting light pilsner beer, (MillerLite.com, Facebook.com/MillerLite, @MillerLite on Twitter, YouTube.com/MillerLite) was introduced nationally in 1975 and is among the top-five selling beers in the United States. The brewery’s oldest enduring beer is Miller High Life (MillerHighLife.com, Facebook.com/MillerHighLife, @MillerHighLife on Twitter). Known as the Champagne of Beers, it was introduced in 1903 and still is brewed with the same yeast strain that Miller carried in his pocket from Germany. Miller Genuine Draft (MGD.com, Facebook.com/MillerGenuineDraft, @Miller_Global on Twitter), introduced in 1986, is the original cold-filtered, packaged draft beer. Miller Brewing Company is part of the North America business unit of Molson Coors Beverage Company. Learn more at MolsonCoors.com, at Facebook.com/Molsoncoors or Instagram and Twitter through @MolsonCoors.

Media and Investor Relations - GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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